essilor

PRESS RELEASE

First-Half 2006:
Strong Revenue Growth
Record Profitability

Charenton-le-Pont, France (September 7, 2006) - The Board of Directors of Essilor International, the world leader in ophthalmic optics, today approved the financial statements for the six months ended June 30, 2006.

€ millions	**June 30, 2006**	June 30, 2005	Change
Revenue	**1,362.4**	1,182.9	15.2%
Contribution from operations[1]	**242.8**	210.2	15.5%
% of revenue	***17.8%***	*17.8%*	
Operating profit	**229.3**	196.4	16.7%
Net profit	**164.1**	145.7	12.6%
% of revenue	***12.0%***	*12.3%*	
Basic earnings per share (in €)	**1.61**	1.43	12.5%

[1] Operating profit before compensation costs on share-based payments, restructuring costs, other income and expenses from operations, and impairment losses.

Revenue up 15.2% to €1,362.4 million

Essilor's consolidated revenue for the period rose by 12.4%, excluding the currency effect, and by 8.7%, like-for-like. Changes in the scope of consolidation boosted revenue by 3.7%, reflecting the contributions of the businesses acquired in 2005 and in the first half of 2006. The currency effect was a positive 2.7%.

Organic growth was led by various factors:

- Strong sales in North America, Europe and Asia throughout the period.
- Sustained demand for value-added lenses and new products such as Varilux Physio®, the new mass-market progressive lens successfully introduced worldwide during the first six months of the year.
- Excellent results in the Instruments division.

Revenue by geographical segment

€ millions	**June 30, 2006**	June 30, 2005	Reported change	Like-for-like change*
Europe	***606.4***	*563.2*	*7.7%*	*6.2%*
North America	***596.0***	*490.4*	*21.5%*	*10.9%*
Asia-Pacific	***116.8***	*95.1*	*22.8%*	*13.4%*
Latin America	***43.2***	*34.2*	*26.4%*	*5.8%*

**Based on a comparable scope of consolidation and at constant exchange rates.*

Nineteen acquisitions since January 1, 2006

In the first half of the year, Essilor actively pursued its external growth strategy. Since January 1, the Company has completed the purchase of nineteen companies (or their assets) in North America, the Asia-Pacific region, India and Europe. These acquisitions represent approximately €63 million in additional revenue for a total investment of €44 million. Most of them are prescription lens laboratories, which have broadened Essilor's network and enhanced the services provided to eye care professionals.

Four of the acquisitions were completed in the summer months:

- In the United States, Essilor acquired the assets of **Vision Star LLC**, a USD 2 million company which develops and sells laboratory management software, **Prio Corporation**, a distributor of corrective lenses to treat computer vision syndrome, and **Sunstar**, a prescription lens laboratory with operations in Nevada and Utah representing annual revenues of USD 7.7 million.
- In Australia, Essilor acquired **Tec Optik Pty Ltd**, a prescription lens laboratory in Sydney with annual revenues of AUD 6.7 million.

Record contribution from operations for the second consecutive year

Contribution from operations up 15.5% to €242.8 million

As a percentage of revenue, contribution from operations stood at 17.8%, on a par with the year-earlier period, and above the full-year contribution of 17.3% in 2005.

This solid performance stemmed from an increase in gross margin from 57.4% of revenue to 58.2%, or €792.5 million, in first-half 2006. The improvement reflects a favorable change in product mix combined with high volumes and productivity gains in the plants and prescription lens laboratories.

Contribution from operations achieved record levels following Essilor's major investment in engineering and marketing for new products such as Varilux Physio®, which was launched in the first half of 2006. These investments led to a sharp rise in operating expenses, from 39.6% of revenue in first-half 2005 to 40.3%, or €549.7 million.

Operating profit up 16.7% to €229.3 million

"Other income and expenses from operations" and "Gains and losses on asset disposals" together represented expense of €13.6 million, an improvement of 1.4% compared with the year-earlier period. The total included €8.1 million in compensation costs on employee shareholding and stock option plans.

Finance costs of €13.5 million

Finance costs, net amounted to €13.5 million. The increase compared with €4.3 million in first-half 2005 was due to:

- Higher interest rates and a modest increase in net debt,
- Recognition of exchange and hedging costs under IFRS,
- The cost of buying back 780,000 OCEANE bonds in the first quarter of 2006.

Net profit came to €164.1 million, an increase of 12.6%

Net profit included the contribution of associates which increased by 38.9% to €16.1 million, led by the very strong performance of Transitions (variable-tint lenses).

Earnings per share were up 12.5% at €1.61.

Outlook

Based on its excellent first-half results, Essilor can look forward to the rest of 2006 with confidence.

The results will be presented to analysts today at 10am.

A webcast will be available on the Internet, both live and after the meeting, at:

http://hosting.3sens.com/Essilor/20060907-E3D6341A/en

Next financial announcement

Third-quarter 2006 revenue: October 19, 2006

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 215 lens finishing laboratories and local distribution networks.

The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.

Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP.

Investor Relations and Financial Communications

Véronique Gillet

ESSILOR

CONSOLIDATED FINANCIAL STATEMENTS June 30, 2006

CONSOLIDATED INCOME STATEMENT

€ thousands, except per share data	First-half 2006 (6 months)	First-half 2005 (6 months)	2005 (12 months)
Revenue	1,362,394	1,182,852	2,424,323
Cost of sales	(569,905)	(504,060)	(1,034,529)
GROSS MARGIN	**792,489**	**678,792**	**1,389,794**
Other operating expenses	(549,653)	(468,574)	(969,377)
CONTRIBUTION FROM OPERATIONS	**242,836**	**210,218**	**420,417**
Other income and expenses from operations, net	(11,566)	(14,275)	(24,911)
Gains and losses on asset disposals, net	(1,988)	468	(1,871)
OPERATING PROFIT	**229,282**	**196,411**	**393,635**
Finance costs	(15,734)	(13,602)	(28,021)
Income from cash and marketable securities	8,734	9,230	18,993
Other financial income and expenses, net	(6,517)	112	(9,708)
PROFIT BEFORE TAX	**215,765**	**192,151**	**374,899**
Income tax expense	(66,316)	(57,209)	(108,292)
NET PROFIT OF CONSOLIDATES COMPANIES	**149,449**	**134,942**	**266,607**
Share of profits of associates	16,059	11,564	22,457
NET PROFIT	**165,508**	**146,506**	**289,064**
attributable to minority interests	1,438	799	1,930
attributable to equity holders of Essilor International	**164,070**	**145,707**	**287,134**
Basic earnings per common share (€)	1.61	1.43	2.82
Weighted number of common shares (thousands)	101,931	101,855	101,883
Diluted earnings per common share (€)	1.55	1.38	2.72
Diluted weighted number of common shares (thousands)	108,019	108,326	108,455

CONSOLIDATED BALANCE SHEET

ASSETS

€ thousands	June 30, 2006	Dec. 31, 2005
Goodwill	466,435	451,037
Other intangible assets	119,656	124,195
Property, plant and equipment	641,165	637,342
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET	**1,227,256**	**1,212,574**
Investments in associates	146,670	133,313
Other long-term financial investments	34,922	41,408
Deferred tax assets	44,790	36,612
Non current receivables	11,479	9,188
OTHER NON-CURRENT ASSETS, NET	**237,861**	**220,521**
TOTAL NON-CURRENT ASSETS, NET	**1,465,117**	**1,433,095**
Inventories	368,467	364,559
Prepayments to suppliers	11,007	9,614
Current trade receivables	543,606	515,460
Current income tax assets	13,693	16,054
Other receivables	5,034	7,851
Derivative financial instruments	13,205	2,650
Prepaid expenses	21,716	14,139
Marketable securities	426,500	548,424
Cash and cash equivalents	118,662	110,289
CURRENT ASSETS, NET	**1,521,890**	**1,589,040**
Non-current assets held for sale	3,725	4,015
TOTAL ASSETS	**2,990,732**	**3,026,150**

CONSOLIDATED BALANCE SHEET

EQUITY AND LIABILITIES

€ thousands	June 30, 2006	Dec. 31, 2005
Share capital	36,226	36,122
Additional paid-in capital	219,852	203,771
Retained earnings	1,324,411	1,133,089
Treasury stock	(87,441)	(81,979)
Convertible bond (OCEANE) call option	35,490	40,752
Revalution and hedging reserves	684	(1,289)
Translation reserve	13,512	63,266
Net profit attributable to equity holders of Essilor International	164,070	287,134
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF ESSILOR INTERNATIONAL	**1,706,804**	**1,680,866**
Minority interests	10,779	7,000
TOTAL EQUITY	**1,717,583**	**1,687,866**
Provisions for pensions and other post-employment benefits	92,730	90,848
Long-term borrowings	416,394	448,848
Deferred tax liabilities	3,527	2,163
Long-term payables	1,079	631
NON-CURRENT LIABILITIES	**513,730**	**542,490**
Provisions	23,507	26,321
Short-term borrowings	156,308	156,222
Customer prepayments	4,398	6,943
Short-term payables	490,444	522,505
Current income tax liability	27,801	26,665
Other liabilities	45,468	38,897
Derivative financial instruments	2,014	9,267
Deferred income	9,479	8,974
CURRENT LIABILITIES	**759,419**	**795,794**
TOTAL EQUITY AND LIABILITES	**2,990,732**	**3,026,150**

CONSOLIDATED CASH FLOW STATEMENT

€ thousands	First-half 2006 (6 months)	First-half 2005 (6 months)	2005 (12 months)
NET PROFIT	**165,508**	**146,506**	**289,064**
Share of profits of associates, net of dividends received	(6,640)	(8,624)	4,567
Depreciation, amortization and other non-cash items	70,702	58,818	124,656
Profit before non-cash items and share of profits of associates, net of dividends received	**231,870**	**196,700**	**418,287**
Provision charges (reversals)	964	(2,089)	(2,249)
(Gains) and losses on asset disposals, net	1,991	(199)	1,871
Cash flow after income tax expense and finance costs, net	**232,525**	**194,412**	**417,909**
Finance costs, net	6,870	4,372	9,028
Income tax expense (current and deferred taxes)	66,316	57,209	108,293
Cash flow before income tax expense and finance costs, net	**305,711**	**255,993**	**535,230**
Income taxes paid	(71,574)	(69 030)	(132,067)
Interest (paid) and received, net	(1,583)	1,319	(1,272)
Change in working capital	(83, 213)	(59,336)	(3,561)
NET CASH FROM OPERATING ACTIVITIES	**149,341**	**128,946**	**398,330**
Purchases of property, plant and equipment	(97,197)	(86,833)	(181,341)
Acquisitions of subsidiaries, net of the cash acquired	(17,179)	(7,742)	(106,737)
Purchases of available-for-sale financial assets	(6,732)	(5,456)	(10,658)
Purchases of other long-term financial investments	(3,059)	(6,380)	(697)
Proceeds from the sale of subsidiaries, net of the cash sold		0	0
Proceeds from the sale of other non-current assets	3,416	3,477	12,165
NET CASH USED IN INVESTING ACTIVITIES	**(120,751)**	**(102,934)**	**(287,268)**
Proceeds from issue of share capital	16,185	15,697	31,883
(Purchases) and sales of treasury stock, net	(6,127)	(18,312)	(60,158)
Dividends paid to:			
- Equity holders of Essilor International	(95,840)	(77,260)	(77,300)
- Minority shareholders of subsidiaries	(84)	(3)	(173)
Repayments of borrowings other than finance lease liabilities	(48,848)	(13,661)	(19,019)
Purchases of marketable securities*	(62,941)		
Repayments of finance lease liabilities	(1,108)	(1,505)	(8,067)
Effect of changes in scope of consolidation			
Other movements	(1,183)	(423)	(1,713)
NET CASH USED IN FINANCING ACTIVITES	**(199,946)**	**(95,467)**	**(134,547)**
NET(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(171,356)**	**(69,455)**	**(23,485)**
Cash and cash equivalents at beginning of the period	631,100	651,573	651,573
IAS 39 adjustments to opening cash and cash equivalents		255	253
Effect of changes in exchange rates	(2,603)	4,065	2,759
CASH AND CASH EQUIVALENTS AT PERIOD-END	**457,141**	**586,438**	**631,100**
Cash equivalents	363,559	532,838	548,424
Cash	118,662	88,264	110,289
Short-term bank loans and overdrafts	(25,080)	(34,663)	(27,613)

* Money market funds not qualified as cash equivalents under IAS 17.

COMMUNIQUE

1er semestre 2006
Forte croissance de l'activité
Rentabilité au plus haut niveau

Charenton-le-Pont (7 septembre 2006) -- Le Conseil d'Administration d'Essilor International, numéro un mondial de l'optique ophtalmique, a arrêté les comptes du premier semestre de l'exercice 2006 :

En millions d'€	**1er semestre 2006**	1er semestre 2005	Variation
Chiffre d'affaires	**1 362,4**	1 182,9	+ 15,2 %
Contribution de l'activité (1)	**242,8**	210,2	+ 15,5 %
Marge de contribution	***17,8 %***	*17,8 %*	
Résultat opérationnel	**229,3**	196,4	+ 16,7 %
Résultat net part du groupe	**164,1**	145,7	+ 12,6 %
En % du CA	***12,0 %***	*12,3 %*	
Résultat net par action (en €)	**1,61**	1,43	+ 12,5 %

(1) Résultat opérationnel avant paiement en actions, frais de restructuration et autres frais non récurrents et avant dépréciation des survaleurs.

Chiffre d'affaires : + 15,2 % à 1 362,4 millions d'euros

Le chiffre d'affaires consolidé d'Essilor au 30 juin 2006 a progressé de 12,4 % hors change, dont 8,7 % en base homogène. L'effet de périmètre (+ 3,7 %) recouvre les acquisitions effectuées en cours d'année 2005 ainsi que les acquisitions du premier semestre 2006. L'effet de change a représenté 2,7 %.

La croissance organique du groupe a reposé sur :

- Une activité soutenue en Amérique du Nord, en Europe et en Asie tout au long du semestre.
- Une forte demande pour les verres à valeur ajoutée et pour les nouveaux produits, notamment Varilux Physio®, le verre progressif généraliste lancé mondialement avec succès au cours des six premiers mois de l'exercice.

- Une très bonne performance de l'activité Instruments.

Chiffre d'affaires par région

En millions d'euros	**1er semestre 2006**	1er semestre 2005	Variation publiée	Croissance organique (*)
Europe	***606,4***	*563,2*	*+ 7,7 %*	*+ 6,2 %*
Amérique du Nord	***596,0***	*490,4*	*+ 21,5 %*	*+ 10,9 %*
Asie Océanie	***116,8***	*95,1*	*+ 22,8 %*	*+ 13,4 %*
Amérique latine	***43,2***	*34,2*	*+ 26,4 %*	*+ 5,8 %*

(*) À structure et taux de change constants.

19 acquisitions depuis le 1er janvier 2006

Dans cette première partie de l'année, Essilor a activement poursuivi sa stratégie de croissance externe. Depuis le 1er janvier, le groupe a finalisé l'achat de 19 sociétés (ou de leurs actifs) situées en Amérique du Nord, en Asie Pacifique, en Inde et en Europe. Elles représentent un chiffre d'affaires additionnel de l'ordre de 63 millions pour un montant d'investissement de 44 millions d'euros.
Ces acquisitions, principalement des laboratoires de prescription, viennent compléter le réseau d'Essilor et améliorer ainsi le service aux professionnels de l'optique.

Parmi ces 19 acquisitions, quatre ont été réalisées au cours de l'été :

- Aux Etats-Unis, le groupe a acheté les actifs de **Vision Star LLC** (CA 2005 : 2 millions de dollars US), une société qui développe et commercialise un logiciel de gestion de laboratoires, de **Prio Corporation**, un distributeur de verres spécifiques pour la vision sur ordinateur, et de **Sunstar** (CA 2005 : 7,7 millions de dollars US), un laboratoire de prescription implanté au Nevada et en Utah.
- En Australie, Essilor a acquis **Tec Optik Pty Ltd** (CA : 6,7 millions de dollars australiens), un laboratoire de prescription situé à Sydney.

La marge de contribution au plus haut niveau pour la seconde année consécutive

Contribution de l'activité : + 15,5 % à 242,8 millions d'euros

La marge de contribution atteint 17,8 % du chiffre d'affaires, un niveau aussi élevé que celui du premier semestre 2005 et supérieur à celui de l'ensemble de l'exercice 2005 (17,3 %).

Cette très bonne performance résulte d'une hausse de la marge brute (792,5 millions d'euros en 2006) qui est passée de 57,4 % à 58,2 % du chiffre d'affaires. Sa progression est liée à l'amélioration du mix produit couplée à des volumes importants et à des gains de productivité des usines de série et des laboratoires de prescription.

Ce niveau élevé de la contribution de l'activité a été obtenu avec un fort investissement du groupe dans le domaine de l'ingénierie et du marketing des nouveaux produits incluant, au 1er semestre, le lancement de Varilux Physio®. Ainsi, les charges d'exploitation (549,7 millions d'euros soit 40,3 % du chiffre d'affaires) ont été sensiblement en hausse par rapport à celles du 1er semestre 2005 (39,6 % du chiffre d'affaires).

Résultat opérationnel : + 16,7 % à 229,3 millions d'euros

Le poste Autres produits/Autres charges et Résultat des cessions d'actifs s'est établi à - 13,6 millions d'euros (- 1,4 %) dont 8,1 millions de charges aux titres des *stock options* et des plans d'épargne en action.

Résultat financier : - 13,5 millions d'euros

Le résultat financier a représenté une charge de 13,5 millions d'euros. L'augmentation par rapport au premier semestre 2005 (charge de 4,3 millions d'euros) provient pour l'essentiel de :

- La remontée des taux d'intérêt et une légère augmentation de la dette nette ;
- Un effet de change et la prise en compte du coût des couvertures (normes IFRS) ;
- Le coût du rachat de 780 000 titres OCEANE au 1er trimestre 2006.

Résultat net part du groupe : + 12,6 % à 164,1 millions d'euros

Ce résultat inclut le résultat des sociétés mises en équivalence qui a progressé de 38,9 % à 16,1 millions d'euros, principalement grâce à une très bonne performance de Transitions (verres photochromiques).

Le bénéfice net par action a atteint 1,61 euro en progression de 12,5 %.

Perspectives

La belle performance du 1er semestre permet au groupe d'envisager l'ensemble de l'exercice 2006 avec confiance.

Une réunion d'analystes aura lieu ce jour à 10 heures.

Elle sera retransmise en direct sur Internet et accessible par le lien suivant :

http://hosting.3sens.com/Essilor/20060907-E3D6341A/fr

Prochain rendez-vous

Le chiffre d'affaires du 3ème trimestre 2006 sera publié le 19 octobre 2006.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 215 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

COMPTES CONSOLIDES
AU 30 JUIN 2006

COMPTE DE RESULTAT CONSOLIDE

En milliers d'euros sauf données par action	1er semestre 2006	1er semestre 2005	Année 2005
Chiffre d'affaires	1 362 394	1 182 852	2 424 323
Coût des produits vendus	-569 905	-504 060	-1 034 529
MARGE BRUTE	**792 489**	**678 792**	**1 389 794**
Autres charges d'exploitation	-549 653	-468 574	-969 377
CONTRIBUTION DE L'ACTIVITE	**242 836**	**210 218**	**420 417**
Autres produits (charges) opérationnels	-11 566	-14 275	-24 911
Résultat sur cessions d'actifs	-1 988	468	-1 871
RESULTAT OPERATIONNEL	**229 282**	**196 411**	**393 635**
Coût de l'endettement brut	-15 734	-13 602	-28 021
Produits de trésorerie et équivalents	8 734	9 230	18 993
Autres produits (charges) financiers	-6 517	112	-9 708
RESULTAT AVANT IMPOTS	**215 765**	**192 151**	**374 899**
Impôt sur les résultats	-66 316	-57 209	-108 292
RESULTAT NET SOCIETES INTEGREES	**149 449**	**134 942**	**266 607**
Résultat des sociétés mises en équivalence	16 059	11 564	22 457
RESULTAT NET	**165 508**	**146 506**	**289 064**
dont part des minoritaires	1 438	799	1 930
dont part du Groupe	**164 070**	**145 707**	**287 134**
Résultat net part du Groupe par action	1,61	1,43	2,82
Nombre moyen d'actions (en milliers)	101 931	101 855	101 883
Résultat net part du Groupe dilué par action	1,55	1,38	2,72
Nombre moyen d'actions dilué (en milliers)	108 019	108 326	108 455

BILAN CONSOLIDE

ACTIF

En milliers d'euros	**30 Juin 2006**	**31 Décembre 2005**
Ecarts d'acquisition	466 435	451 037
Autres immobilisations incorporelles	119 656	124 195
Immobilisations corporelles	641 165	637 342
IMMOBILISATIONS NETTES	**1 227 256**	**1 212 574**
Titres mis en équivalence	146 670	133 313
Autres immobilisations financières	34 922	41 408
Impôt différé actif	44 790	36 612
Créances d'exploitation non courantes	11 479	9 188
AUTRES ACTIFS NON COURANTS	**237 861**	**220 521**
TOTAL ACTIFS NON COURANTS	**1 465 117**	**1 433 095**
Stocks et en cours	368 467	364 559
Avances et acomptes aux fournisseurs	11 007	9 614
Créances d'exploitation courantes	543 606	515 460
Créances d'impôt	13 693	16 054
Créances diverses	5 034	7 851
Intruments financiers actif	13 205	2 650
Charges constatées d'avance	21 716	14 139
Valeurs mobilières de placement	426 500	548 424
Disponibilités	118 662	110 289
ACTIFS COURANTS	**1 521 890**	**1 589 040**
Actifs non courants destinés à la vente	3 725	4 015
TOTAL DE L'ACTIF	**2 990 732**	**3 026 150**

BILAN CONSOLIDE

PASSIF

En milliers d'Euros)	30 Juin 2006	31 Décembre 2005
Capital	36 226	36 122
Primes	219 852	203 771
Réserves consolidées	1 324 411	1 133 089
Actions propres	- 87 441	- 81 979
Option d'achat OCEANE	35 490	40 752
Réserves de couverture et de réévaluation	684	- 1 289
Différence de conversion	13 512	63 266
Résultat net part groupe	164 070	287 134
CAPITAUX PROPRES PART DU GROUPE	**1 706 804**	**1 680 866**
Intérêts minoritaires	10 779	7 000
TOTAL DES CAPITAUX PROPRES CONSOLIDES	**1 717 583**	**1 687 866**
Provisions pour retraites	92 730	90 848
Dettes *financières à long terme*	416 394	448 848
Impôt différé passif	3 527	2 163
Dettes d'exploitation non courantes	1 079	631
PASSIFS NON COURANTS	**513 730**	**542 490**
Provisions pour risques	23 507	26 321
Dettes financières à court terme	156 308	156 222
Avances et acomptes reçus des clients	4 398	6 943
Dettes d'exploitation courantes	490 444	522 505
Dettes d'impôt	27 801	26 665
Dettes diverses	45 468	38 897
Intruments financiers passif	2 014	9 267
Produits constatés d'avance	9 479	8 974
PASSIFS COURANTS	**759 419**	**795 794**
TOTAL DU PASSIF	**2 990 732**	**3 026 150**

TABLEAU DES FLUX DE TRESORERIE CONSOLIDES

En milliers d' Euros	1er semestre 2006	1er semestre 2005	Année 2005
BENEFICE NET y compris minoritaires	**165 508**	**146 506**	**289 064**
Résultats, nets des dividendes encaissés, des sociétés en équivalence	-6 640	-8 624	4 567
Amortissements, provisions et autres charges calculées	70 702	58 818	124 656
Résultat avant amortissements et équivalence	**231 870**	**196 700**	**418 287**
Dotation (reprise) nette aux provisions pour risques et charges	964	-2 089	-2 249
Résultat des cessions d'actifs	1 991	-199	1 871
Capacité d'autofinancement après impôt et coût de l'endettement financier net	**232 525**	**194 412**	**417 909**
Coût de l'endettement financier net	6 870	4 372	9 028
Charges d'impôts (y compris impôts différés)	66 316	57 209	108 293
Capacité d'autofinancement avant impôt et coût de l'endettement financier net	**305 711**	**255 993**	**535 230**
Impôts payés	-71 574	-69 030	-132 067
Intérêts financiers nets reçus (versés)	-1 583	1 319	-1 272
Variation du besoin en fonds de roulement	-83 213	-59 336	-3 561
FLUX PROVENANT DES OPERATIONS	**149 341**	**128 946**	**398 330**
Investissements industriels	-97 197	-86 833	-181 341
Prix d'acquisition de titres consolidés, net de la trésorerie acquise	-17 179	-7 742	-106 737
Acquisition de titres non consolidés	-6 732	-5 456	-10 658
Autres immobilisations financières	-3 059	-6 380	-697
Prix de cession de titres consolidés, net de la trésorerie cédéee		0	0
Cessions d'autres actifs financiers, d'actifs corporels et incorporels	3 416	3 477	12 165
FLUX DE TRESORERIE NET AFFECTE AUX INVESTISSEMENTS	**-120 751**	**-102 934**	**-287 268**
Augmentation de capital	16 185	15 697	31 883
Rachat et revente d'actions propres	-6 127	-18 312	-60 158
Dividendes versés aux actionnaires :			
- aux actionnaires d'ESSILOR	-95 840	-77 260	-77 300
- aux actionnaires minoritaires par les filiales intégrées	-84	-3	-173
Variation des emprunts hors dettes sur crédit-bail	-48 848	-13 661	-19 019
Acquisition de valeurs mobilières de placement *	-62 941		
Remboursement des dettes de crédit-bail	-1 108	-1 505	-8 067
Incidence des variations de périmètre			
Autres mouvements	-1 183	-423	-1 713
FLUX PROVENANT DES OPERATIONS DE FINANCEMENT	**-199 946**	**-95 467**	**-134 547**
VARIATION DE LA TRESORERIE NETTE	**-171 356**	**-69 455**	**-23 485**
Trésorerie au 1er janvier	631 100	651 573	651 573
Ajustement IAS39 d'ouverture		255	253
Incidence des variations des taux de change	-2 603	4 065	2 759
TRESORERIE FIN DE PERIODE	**457 141**	**586 438**	**631 100**
Valeurs mobilières de placement assimilées à de la trésorerie	363 559	532 838	548 424
Disponibilités	118 662	88 264	110 289
Concours bancaires	-25 080	-34 663	-27 613

* OPCVM de trésorerie non considérés comme de l'équivalent de trésorerie, selon la norme IAS7.